EXHIBIT (a)(5)
AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 467-0821
April 30, 2007
Dear Limited Partner:
     We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Consolidated Capital Institutional Properties for $335.00 per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).
     We have extended our Offer until midnight, New York City time, on May 30, 2007, and have issued a press release announcing the extension. Our Offer was previously scheduled to expire on May 1, 2007.
     If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.
     If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

Sincerely, AIMCO Properties, L.P.